ANNUAL REPORT ON FORM C-AR
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Filed pursuant to Section 4A(b) of the Securities Act of 1933 and Rule 202 of Regulation Crowdfunding (17 CFR 227.202)

COMPANY: Neurosom, Inc. CIK:
0002019120
FISCAL YEAR END: December 31

== ITEM
1. COMPANY INFORMATION
==

Legal Name: Neurosom, Inc. CIK:
0002019120
Legal Entity Type: Corporation State of
Incorporation: Delaware
Principal Office: 440 E BROADWAY, Eugene, Oregon 97401 Website:
https://www.neurosom.net
Email: tess@belco.tech Phone:
5415259799

== ITEM
2. BUSINESS DESCRIPTION
==

Neurosom, Inc. was incorporated in Delaware on July 1, 2021. The Company was established to develop medical devices and therapeutic protocols for improving sleep through both psychological training and electrical neuromodulation of the brain. Founded by a neuroscientist with decades of experience in brain research, the Company's mission is to positively impact mental and physical health by providing restorative sleep. The Company has developed a non-invasive therapy to improve sleep onset and the quality of sleep, called the Neurosom Sleep Therapy ("NST"). The Company believes that its NST protocol may successfully be used to treat insomnia, deter cognitive decline, and promote health and wellness in individuals. The Company intends to develop, seek approval for, and market the technologies necessary for the Company's NST protocol. The Company's principal offices are located at 440 E. Broadway Ste 200, Eugene, Oregon 97401.

Business Plan:
The Company's core product is the Neurosom Sleep System implementing the Neurosom Sleep Therapy (NST) protocol. The NST protocol is applied by the user at home through a headband worn during sleep that uses EEG electrodes to accurately track the user's sleep cycles and apply painless electrical stimulation to facilitate sleep onset and extend and enhance deep sleep. The system also supports advanced brain monitoring in clinical settings via high-density EEG. The Company conducts product development under a proprietary quality management system (QMS) and will seek 510(k) or De Novo clearance from the U.S. Food and Drug Administration (FDA) for its Sleep WISP/NST technology. The Company is currently running two funded clinical trials (NIH trial for Mild Cognitive Impairment and a DoD-backed trial with the U.S. Army to improve operational readiness), with initial results expected in 2024, and is planning an additional NIH trial for Alzheimer's Disease (currently unfunded). The Company intends to generate revenue using a MedTech-as-a-Service (MTaaS) subscription model, bundling capital equipment, ongoing evaluations, TES treatments, maintenance, and support, initially targeting sleep clinics, physicians treating insomnia, hospitals, and later cognitive-decline indications. The Company will rely on proceeds of this Offering to fund insomnia clinical trials, product robustness testing, regulatory preparations (including pre-submission meeting with FDA), and basic accounting/management for clinical trials, and anticipates raising additional capital in the future to support regulatory clearance and commercialization.

Use of Proceeds Update:
Extending date of bonus units offer.

Target Market: The Company targets patients suffering from insomnia and individuals at risk of or suffering from cognitive decline (including Mild

Cognitive Impairment and Alzheimer's Disease), primarily in the United States and later globally. According to the National Institutes of Health, more than 70 million people in the United States and an estimated 247 million people globally experience insomnia. The Company plans initially to reach this market by working with sleep clinics, physicians who treat insomnia, hospitals, and key opinion leaders in sleep medicine and cognitive disorders, as well as through clinical trials for Mild Cognitive Impairment and Alzheimer's Disease. Competitive Advantages: The Company believes the Neurosom Sleep System is differentiated from competitors such as Fisher-Wallace, Philips, and StimScience by: (i) using personalized treatment with transcranial electrical stimulation (TES) synchronized to sleep stages detected by machine learning; (ii) uniquely providing both at-home and in-clinic sleep assessment and therapy; (iii) leveraging advanced high-density EEG technology and decades of scientific expertise in localizing electrical fields and sleep patterns in individual brain anatomy; (iv) already being under evaluation in funded clinical trials with NIH and the U.S. Department of Defense; and (v) operating under a proprietary QMS and licensing multiple issued U.S. patents from its affiliate BEL covering neuromodulation methods, neural sensor net designs, and semi-dry electrodes.

== ITEM
3. RISK FACTORS
==

Risk Factors

FA I L U R E T O P R O T E C T I N T E L L E C T U A L P R O P E R T Y R I G H T S

If the Company fails to adequately protect its proprietary intellectual property rights, the Company's competitive position could be impaired and it may lose valuable assets, generate less revenue, and incur costly litigation to protect its rights.

The Company's success is dependent, in part, upon protecting the Company's proprietary technology.
The Company may file for patent protection of its technologies in the future, but there is no assurance
that any patents ultimately will be issued. The Company may seek copyrights, trademarks, and service
marks to protect its branding assets. The Company may rely on trade secret laws and contractual
provisions to establish and protect the Company's proprietary rights. However, the steps the Company
takes to protect its intellectual property may be inadequate. Any patents issued in the future may not
provide the Company with competitive advantages; parents may be successfully challenged by third
parties in the future. Any of the Company's patents, trademarks, or other intellectual property rights may
be challenged or circumvented by others or invalidated through litigation or other processes. There can
be no guarantee that others will not develop similar products, duplicate any of the Company's products,
or design around the Company's patents. Furthermore, legal standards relating to the validity,
enforceability, and scope of protection of intellectual property rights are uncertain. Despite the
Company's precautions, it may be possible for unauthorized third parties to copy the Company's
products and use information that the Company regards as proprietary to create products and services
that compete with those of the Company. Failure to adequately protect the Company's intellectual
property could harm the Company's brand, devalue the Company's proprietary content, and affect the
Company's ability to compete in the marketplace, which could have a material

adverse effect on the
Company's business, financial condition or results of operations.

FA I L U R E T O S TAY C O M P E T I T I V E

The markets in which the Company participates are competitive, and if the Company does not compete effectively, the Company's operating results could be harmed. The Company believes that the market for its products will continue to grow and that the growth of the market could prompt other companies to develop and market products such as those offered by the Company. The Company expects that its competitors may range from start-up organizations to larger, incumbent institutions that internally develop products that compete with the Company's products directly or that could be superior to those of the Company in certain respects.

The Company expects that many of its potential competitors will have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets, and greater resources than the Company. These competitors may be able to respond more quickly and effectively than the Company can to new or changing opportunities, technologies, standards, and customer requirements.

For these reasons, the Company may not be able to compete successfully against the Company's future competitors, which may harm the Company's business, operating results, and financial condition.

D E P E N D E N C E O N S T R AT E G I C PA R T N E R S H I P S

The Company's growth will depend, in part, on the Company's entry into strategic partnerships with medical professionals and other medical service providers. One of the

Company's primary
growth
strategies is to enter into partnerships with medical professionals and service providers. The Company
may face competition for such strategic partnerships; medical professionals and service providers may
favor the Company's competitors' products or services over those offered by the Company. If the
Company is unsuccessful in establishing relationships with strategic partners, the Company may not
grow as quickly as expected or at all, and the Company's business and results of operations may suffer. Company
Risks Factors
L I M I T E D O P E R AT I N G H I S T O RY
The Company was incorporated in 2021 and has a limited operating history. Because of this limited
operating history, it is difficult to assess the Company's performance over time and future prospects.

T H E R E A R E S P E C I A L R I S K S R E L AT E D T O M E D I C A L D E V I C
E C O M PA N I E S
The risks of this investment stem from the typical challenges of starting a new medical device business,
including present lack of medical clearance, risks that the clinical trials will fail, and the challenges of
bringing a novel technology to medical acceptance and reimbursement in light of the competition now
and likely soon in the market.
FA I L U R E T O S C A L E B U S I N E S S
The Company may not be able to scale its business efficiently and quickly, and the Company's operating results
could be harmed.
FA I L U R E T O A C H I E V E R E G U L AT O RY G O A L S
Although the Company plans to seek Breakthrough Device Designation

from the FDA for treating insomnia, this will depend on a successful FDA monitored clinical trial. Furthermore, it remains unclear in light of recent government policy changes how FDA Breakthrough Device Designation will provide a path to Center for Medicaid Services reimbursement. The Company's business model can lead to considerable revenues from patient payment prior to insurance reimbursement, yet addressing the largest market requires obtaining reimbursement.

FAILURE TO ACHIEVE CLINICAL TRIAL GOALS

The Company has two clinical trials and one planned clinical trial underway to further assess the effectiveness of its NST protocol. There is a risk that the data from these trials may not be favorable, which could potentially affect the Company's financial performance.

FAILURE TO EXPAND SALES AND MARKETING

Failure to effectively develop and expand the Company's sales and marketing capabilities could harm the Company's ability to increase its customer base and achieve broader market acceptance of the Company's products.

KEY PERSONNEL

The Company is dependent on its key personnel. If anything catastrophic were to happen to the Company's key personnel, the future of the Company may be negatively impacted. The Company's success depends on the experience and skill of the Board of Directors, its executive Officers, and key employees. To be successful, the Company needs people to run its day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be

able to locate these personnel when needed. Furthermore, the Company may make hiring mistakes.
Not attracting the right personnel or making hiring mistakes could adversely affect the business, financial condition, and operating results. The Company expects to face intense competition for highly skilled personnel.
As with any new company, sourcing qualified personnel could be challenging. While the Company can rely upon its management, the Company's development depends on successful recruitment of dedicated personnel. Recruitment and retention of top talent in the neuroscience medical device space can be challenging, as it is in other key technology sectors, such as software, hardware engineering, and machine learning.

THE COMPANY'S KEY PERSONNEL ARE NOT OBLIGATED TO COMMIT FULL TIME TO THE BUSINESS OF THE COMPANY

Management of the Company are not required to devote their individual, full-time capacities to the Company's affairs, but only such time as sufficient to fulfill the fiduciary duties held by the management of the Company, as reasonably judged by the management of the Company.

COMPETITION

There is the threat of competition, as it is possible that other companies may target the same markets and customers that the Company intends to. Competition may lead to a decrease in expected sales and increase in costs to acquire customers if such competitors are able to achieve similar pricing and performance measures.
Although the intellectual property of the Company is unique and

protected by
patents, there are several
other companies with neuromodulation capabilities, and others with therapeutic methods applied to
sleep, such that competition can be expected, and the Company's durable competitive advantage will
depend on speed to market, speed to regulatory clearance, quality of product and service, and patent protection.

L E G A L

The Company may be subject to lawsuits and litigation in the future. Even if the Company is successful
in defending any claims made against it, the costs of defending against such claims would drain the
Company's resources. This could delay or prevent the Company from achieving profitability and impact
its ability to obtain financing to fund its operations in the future or to
attract an acquiring Company.

B U S I N E S S P R O J E C T I O N S

There can be no assurance that the Company will meet its projections. There can
be no assurance that
the Company will be able to find sufficient demand for its products, that people think it's a better option
than a competing product, or that the Company will able to provide the service at a level that allows the
Company to make a profit and still attract business. VA L U AT I O N D I F F I C U LT T O A S S E S S

The valuation for the Offering was established by the Company. Unlike listed companies that are valued
publicly through market-driven stock prices, the valuation of private companies, especially startups, is
difficult to assess and you may risk overpaying for your investment. The Company

has priced the Units
of the SPV based on its internal assessments and financial projections.

L I M I T E D T R A N S F E R A B I L I T Y O F T H E S E C U R I T I E S

Any Units purchased through this Offering are subject to limitations of transfer, including restrictions set by law. This means that the Unit(s) that you purchase cannot be resold for at least a period of one year.
An exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce; however, the Company has placed restrictions on the transferability of the Units. I L L I Q U I D I N V E S T M E N T

You should be prepared to hold this investment for several years or longer. For the twelve (12) months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

F U T U R E F I N A N C I N G

The Company intends to raise additional capital through sales of its securities in the future. Issuing additional equity may require bringing on more investors and securing more investors could require pricing the Company's equity below its current price. In addition, your overall ownership percentage may decrease with the addition of more investors. If so, your investment could lose value as a result of such dilution.

TERMS OF SUBSEQUENT FINANCINGS MAY ADVERSELY IMPACT YOUR INVESTMENT
The Company may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if the Company needs to raise more equity capital from the sale of its common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share (or SPV Unit).
MANAGEMENT DISCRETION AS TO USE OF PROCEEDS
The Company's success will be substantially dependent upon the discretion and judgment of the Company's management team with respect to the application and allocation of the Proceeds of this Offering. The use of Proceeds described herein is an estimate based on the Company's current business plan. The Company, however, may find it necessary or advisable to reallocate portions of the net Proceeds reserved for one category to another and will have broad discretion in doing so.
PROJECTIONS: FORWARD-LOOKING INFORMATION STATEMENTS
Any projections or forward-looking statements regarding the Company's

anticipated financial or
operational performance are hypothetical and are based on management's best
estimate of the probable
results of the Company's operations and will not have been reviewed by the
Company's independent
accountants. These projections will be based on assumptions which management
believes are
reasonable. Some assumptions invariably will not materialize due to unanticipated events and
circumstances beyond management's control. Therefore, actual results of
operations will vary from such
projections, and such variances may be material. Any projected results cannot be
guaranteed.

M I N O R I T Y H O L D E R S : S E C U R I T I E S W I T H N O V O T I N G R I
G H T S

The Units offered through this Offering do not carry voting rights in the
Company. By purchasing Units,
you are trusting in management's discretion in making good business decisions
that will grow your
investments. Furthermore, in the event of a liquidation of the Company, you will
only be paid out if there
is any cash remaining after the creditors of the Company have been paid.
Moreover, investors in this
Offering may have fewer rights than those of other investors and will have
limited influence on the
business decisions made by the management of the Company.

T H E O F F E R I N G A L L O W S R O L L I N G C L O S I N G S

Once the Target Offering Amount for this Offering has been met, the Company may
request that the
Intermediary instruct the escrow agent to disburse Offering Proceeds to the
Company. At that point,

investors whose subscription agreements have been accepted will become

the
Company's investors.
All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to the businesses, plans, or prospects of a company, sometimes on short notice. When such changes happen during the course of an offering, The Company must file an amendment to the Company's Form C, with the U.S. Securities and Exchange Commission, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be the Company's investors and will have no such right.

T R A D E M A R K S , C O P Y R I G H T S A N D O T H E R I N T E L L E C T U A L P R O P E R T Y

Intellectual property law is complex and outcomes can be uncertain. It is possible that competitors will be able to design around the Company's intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the Company's trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if the Company's trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

C O P Y R I G H T L I T I G A T I O N

Trademark and copyright litigation can be extremely expensive. Even if the Company believes that a competitor is infringing on one or more of the Company's trademarks or copyrights, the Company might choose not to file suit because of a lack of funds devoted to successfully prosecuting a multi-year litigation with an uncertain outcome; or because the Company may believe that the cost of enforcing its trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce the Company's trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of its intellectual property, reducing the Company's ability to enter into sublicenses, and weakening the Company's attempts to prevent competitors from entering the market. As a result, if the Company is unable to enforce its trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

S P E C U L AT I V E

The Company's business objectives must be considered highly speculative, and investing is speculative, involves a high degree of risk, and is suitable only for persons who are able to assume the risk of losing their entire investment. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form

C. Each prospective investor should consult with his/her/its attorneys, accountants, and business advisors prior to making an investment. N O TA X A D V I C E

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective investor should consult with and rely solely upon the advice of his, her or its own tax advisers. U N D E R C A P I TA L I Z AT I O N

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company may not be able to execute the Company's business plan, and the Company's continued operations could be in jeopardy, and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of the Company's remaining assets, which could cause an investor to lose all or a portion of his or her investment. As a result, precisely planning the Company's expected financial results is difficult and may impact its forecasted need for capital.

P O S S I B L E D I L U T I O N

The majority shareholder and sole director of the Company may issue additional shares to himself without an associated capital contribution, which would dilute the ownership of the SPV and decrease SPV Unit value.

R I S K S R E L AT E D T O M I N O R I T Y O W N E R S H I P FA C T O R S

Investors in this Offering will not have any input on decisions made by the

Board of Directors and/or the
principal stockholders. Investors in this offering may have less rights than
other investors.

R I S K S R E L AT E D T O C E R TA I N C O R P O R AT E A C T I O N S

Events such as corporate reorganization, merger, acquisition, additional
issuances of securities, and
stock repurchases, may disproportionately affect minority shareholders or
unitholders. The effects may
include the dilution of the value of Units, and the loss of certain rights.

C A N C E L L AT I O N R E S T R I C T I O N S

Once you make an investment commitment for a crowdfunding offering, you will be
committed to make
that investment (unless you cancel your commitment within a specified period of
time).

L I M I T E D D I S C L O S U R E

The Company may disclose only limited information about the Company, its
business plan, the Offering,
and its anticipated use of Proceeds, among other things. The Company is also
only obligated to file
information annually regarding its business, including financial statements, and
certain companies may
not be required to provide annual reports after the first twelve (12) months. A
publicly listed company, in
contrast, is required to file annual and quarterly reports and promptly disclose
certain events --
continuing disclosure that you can use to evaluate the status of your investment. In contrast, an
investor
may have only limited continuing disclosure about their crowdfunding investment.

P O S S I B I L I T Y O F F R A U D

As with other investments, there is no guarantee that crowdfunding investments
will be immune from fraud.

Furthermore, the Company has implemented several regulatory mechanisms and training programs to help minimize the risk of fraud, either from employees or from outside entities. The Company has established a quality management system ("QMS") and has adapted protocols and operating procedures from the Company's affiliate BEL. Each of the Company's operations, research and development activities, engineering, production, and sales, is regulated as a medical device company, which requires controls and management oversight on each element. Training on the QMS is required for all employees, and this includes awareness of fraud risk, in addition to the ethics of sales practices. The Company has adopted the AVAMED code of ethics, which abides by federal regulations. The Company's technologies, including its cloud services framework, have been evaluated and tested by outside experts for cybersecurity to minimize the vulnerability to fraud.

U N I T S O F T H E S P E C I A L - P U R P O S E V E H I C L E

The securities for purchase through this Offering are those of an affiliated company, Neurosom SPV, LLC, and not those of the Company, Neurosom, Inc. While the sole purpose of the SPV is to purchase the securities of the Company, and provide investors with an indirect interest in the Company, there is a risk that the SPV is unable to perform its intended purpose, and this could adversely impact the value of investors' securities. Furthermore, the Company may create additional special-purpose vehicles in the future, or the SPV could issue additional Units, which could dilute the ownership interest investors would gain through this Offering.

In addition to the risks listed above, risks and uncertainties not presently
known, or which the Company
consider immaterial as of the date of this Form C, may also have an adverse
effect on the Company's
business and result in the total loss of your investment. Investing Process
To invest in the Offering, investors must go to the Alira Health platform at
https://invest.redcrow.com/offerings/50192. Alira Health collects certain
personal information to run a
Know-Your-Customer and Anti-Money Laundering ("KYC/AML") check on each investor
at no cost to the
investor. An individual must be eighteen (18) years of age to invest.
Investors
that are non-United States
residents may not be able to participate in the Offering due to local securities
laws.
You will also need to sign a Subscription Agreement for the investment you have
selected in order to
purchase the Securities and select your payment method. The Purchaser's funds
for payment will be
deducted and then held in escrow with West Town Bank & Trust, an independent
escrow agent, during the raise.
Subscription Agreement
Subscription Agreements are an investor's application to participate in the
crowdfunding offering and
include the Terms of the investment attached as Appendix 2 - the Subscription
Agreement of the SPV.
It is a two-way agreement between the Company to sell and the investor to
purchase an agreed-upon
amount of securities at an agreed-upon price. A Subscription Agreement is
typical with private security
offerings like those under Regulation Crowdfunding. The Subscription Agreement
is not binding on the

Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its
sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription,
the applicable prospective Purchaser's funds for the investment amount will be returned without interest
or deduction. Certain payment methods may have additional fees that will be disclosed at time of
purchase; those additional fees will be returned to the investor if their transaction is cancelled. Progress During
an Offering
Alira Health's investor marketplace will display on the Company's Offering Page, an investment progress
bar and Updates regarding the Offering. For those with investment commitments in the offering already,
you will receive certain email notifications from Alira Health.

Target Offering Amount and Maximum Offering Amount
The Company has selected a minimum Target Offering Amount and a Maximum Offering Amount. If the
total amount of investor commitments does not meet or exceed the Target Offering Amount by the
deadline for the Offering, the Offering will be cancelled, no securities will be sold, investors will receive
a full refund of their investment commitment, with no interest or deductions, and the Company will not receive
funds.
Cancellation
Investors may cancel an investment commitment for any reason up until forty-eight (48) hours prior to
the deadline (the "Close") of the Offering period. The Close date can be found in the Offering materials
and on the Company's Offering page on the Alira Health platform. For example, if

the deadline is
December 24th, you can cancel until December 22 at 11:59 PM Eastern time. Once
within the forty-eight
(48) hours of the Close date, you can no longer cancel your investment commitment, even if your
investment commitment was submitted within the 48-hour time period. C A N C E L L I N G
A C O M M I T M E N T T O P U R C H A S E
Investors may cancel an investment commitment until 48 hours prior to the
deadline identified in these Offering materials.
The Intermediary will notify investors when the Target Offering Amount has been
met.
If the Company reaches the Target Offering Amount prior to the deadline
identified in the Offering
materials, it may close the Offering early if it provides notice about the new
Offering deadline at least
five (5) business days prior to such new Offering deadline (absent a material
change that would require
an extension of the Offering and reconfirmation of the investment commitment).
If an investor does not cancel an investment commitment before the 48-hour
period prior to the Offering
deadline, the funds will be released to the Company upon closing of the offering
and the investor will
receive securities in exchange for his or her investment.
If an investor does not reconfirm his or her investment commitment after a
material change is made to
the offering, the investor's investment commitment will be cancelled and the
committed funds will be returned.
The Close date can be found in the Offering materials and on the Company's
Offering page.
You cancel your investment commitment directly at https://invest.redcrow.com/offerings/50192. If
you
need any assistance at any point, please reach out to the Alira Health team at
investorsupport@redcrow.com.

Related-Party Transactions
A related party is defined as: any director or officer of the Company; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.
The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.
There have been no transactions between the Company and a related party over the past twelve (12) months.
Financial Condition
This section contains certain forward-looking financial statements and/or projections. Actual results could differ materially from those projected in such forward-looking statements and projections as a result of various factors, including the risks typically associated with this type of enterprise and changes in the market. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements and projections that may be made to reflect events or

circumstances that occur after the date of this Form C or to reflect the occurrence of any unanticipated events.

Operating History

The Company was incorporated in Delaware in 2021, is pre-revenue, and has a limited operational history.

Neurosom, Inc.

Current Condition and Historical Results P R E - R A I S E L I Q U I D I T Y

The Company is pre-revenue and is in the development and testing phase of its product lifecycle. The Company anticipates that sales will begin of its products after additional research and development has been conducted.

Up to the date of this Form C, the Company has been funded by Chief Executive Officer Don M. Tucker and through federal grants.

P O S T- R A I S E L I Q U I D I T Y, C A P I TA L R E S O U R C E S , A N D D E P E N D E N C E O N T H E O F F E R I N G

The Company will rely upon the Proceeds raised through this Offering to further advance its research and development goals. The Company intends to conduct additional capital raises in the future to fund ongoing preparation of its products for regulatory approval and market readiness.

Financial Statements

See Appendix 1 - Financial Statements of the Company for more information.

M O S T R E C E N T F I S C A L Y E A R - E N D (2 0 2 2 A U D I T E D)

P R I O R F I S C A L Y E A R - E N D (2 0 2 1 A U D I T E D)

Total Assets: -- --

Cash & Cash Equivalents: -- --Accounts Receivable: -- --Short-term Debt: -- --

Long-term Debt: -- --

Revenues/Sales: -- --Cost of
Goods Sold: -- --Taxes Paid: -- --
Net Income: -- --

Neurosom, Inc. Outstanding
Indebtedness
As of the date of this Form C, the Company does not have any outstanding debt.
Forward-Looking Statements
This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.
The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other

factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements.

Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C.

Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Neurosom, Inc. Additional Information

Involvement in Legal and Regulatory Proceedings

The Company is not involved in any ongoing legal or regulatory proceedings.

Other Material Information
N O T S U B J E C T T O D I S Q U A L I F I C AT I O N
Neither the Company nor its management are subject to the disqualification provisions of Rule 503(a) of Regulation Crowdfunding. Furthermore, neither the Company nor its management have any events to disclose under Rule 201(u) of Regulation Crowdfunding.
S P E C I A L - P U R P O S E V E H I C L E - N E U R O S O M S P V, L L C
Instead of selling its securities directly to investors, the Company has opted to utilize a special-purpose vehicle, Neurosom SPV, LLC, to issue securities. This allows investors to achieve the same economic exposure, voting power, and rights under state and federal law as if they had invested directly in the Company. The SPV is a co-issuer with the Company for this Offering, and the Chief Executive Officer of the Company will serve as the SPV Director. The SPV has been specifically organized and operated for the sole purpose of acquiring, holding, and disposing of the Company's securities. It will not borrow money and all Proceeds from its securities sold will be used solely to purchase a single class of the Company's securities. This means that investors in the SPV will have an identical relationship to the Company's securities as those who invest directly. This arrangement does not result in any additional fees for investors.

Appendix 1 - Financial Statements of the Company

Appendix 2 - Subscription Agreement of the SPV

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Appendix 3 - Certificate of Formation of the SPV

Appendix 4 - Operating Agreement of the SPV

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Appendix 5 - Certificate of Incorporation of the Company

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Appendix 6 - Certificate of Amendment of the Company

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Appendix 7 - Bylaws of the Company

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Material Changes to Risk Factors:

==

ITEM 4. EXEMPTION RELIED UPON
==
Exemption: Regulation Crowdfunding (Section 4(a)(6) of the Securities Act of 1933)
Intermediary/Funding Portal: Alira Health Transaction Services, LLC Target Offering Amount: 100000.00
Amount Sold:
Offering Closing Date: 12-31-2024

== ITEM 5. DIRECTORS, OFFICERS & KEY PERSONNEL
==
Name: Viral Sheth
Title: Chief Executive Officer
Background: CEO, brings 20 years of global experience in Sales, Business Development and Strategy in the medical device industry. In his previous role at EGI Philips Neuro, he led the commercial team in Europe, ME, Australia and the Indian subcontinent. He has been instrumental in the adoption of novel neurodiagnostic and neuromodulation technologies across many KOL sites around the world. Overall, he is passionate about corporate entrepreneurship and building value-based campaigns, backed up with scientific evidence. Compensation:

Name: Don Tucker
Title: Chairman and Chief Science Officer
Background: Chairman and Chief Science Officer, has published over 400 scientific articles with over 23,000 citations in the literature. He was selected as the first Fellow in the American Academy of Inventors from the University of Oregon, with 14 patents and several applications pending. Since then, he and fellow BEL/Neurosom scientists have obtained four additional patents and several pending. Don Tucker founded Electrical Geodesics, Inc. (EGI) in the early 90s as a commercial extension of the original UO Brain Electrophysiology Laboratory. After slowly growing to $14M sales, he took EGI public on the London Stock Exchange (AIM) in 2013, and sold it to Philips in 2017. He founded BEL (The Brain Electrophysiology Laboratory Company) in 2018 to pursue advanced R&D projects in brain electrophysiological assessment

and therapy.
Compensation:

Name: Phan Luu
Title: Chief Technology Officer
Background: Chief Technology Officer, has over 20 years of experience as a scientist developing and using dense-array EEG and transcranial electrical stimulation (TES) technologies. He previously served as EGI's Chief Technology Officer and Chief Science Officer. In his time at EGI Philips Neuro, he served as Head of Research for EGI Philips Neuro. Compensation:

Significant Changes:

== ITEM 6. PRINCIPAL SHAREHOLDERS (20%+)
==

Don M. Tucker -- 76 -- Chairman & Chief Science Officer, director and founder; beneficial owner of 7,000,000 shares of Class A common stock (76% voting power prior to and after the Offering). Viral Sheth -- 11
-- CEO

Changes:

== ITEM 7. FINANCIAL STATEMENTS
==

	MRFY	PFY
Total Assets:	432919	28293
Cash & Equivalents:	432919	28293
Accounts Receivable:	N/A	0.00
Short-term Debt:	79217	23996
Long-term Debt:	N/A	0.00
Revenue / Sales:	N/A	0.00
Cost of Goods Sold:	N/A	0.00
Taxes Paid:	N/A	0.00
Net Income:	-150594	-122971

Notes to Financial Statements:
Unaudited Financial Statements

=== ITEM
8. INDEBTEDNESS
===
Total Debt: 79217

Related operating expenses only in this debt. Material Changes:

=== ITEM
9. ANNUAL UPDATE & MATERIAL EVENTS
===
Significant Changes & Milestones:

Material Events:

Going Concern / Liquidity:

Additional Disclosures:
The Company attests that it meets the eligibility requirements to rely on Regulation Crowdfunding, including not being subject to Exchange Act reporting, not being an investment company, not being disqualified under Rule 503(a), not having failed to file required ongoing annual reports in the prior two years, and not being a development stage company with no specific business plan or a plan to engage in a merger with an unidentified company. The Company will file an annual report electronically with the SEC and post it on its website no later than 120 days after the end of each fiscal year and will continue to do so until one of the termination conditions under Rule 202 of Regulation Crowdfunding is met. The Company confirms it and its management are not subject to bad actor disqualification and have no events to disclose under Rule 201(u). The Company uses a special-purpose vehicle, Neurosom SPV, LLC, as co-issuer for this

Offering. The SPV is organized solely to acquire, hold, and dispose of the Company's securities, will not borrow money, and will use all proceeds solely to purchase a single class of the Company's securities. This structure is intended to give investors the same economic exposure and rights under state and federal law as if they had invested directly in the Company, without additional fees to investors.

==
ATTESTATION
==

The issuer hereby certifies that the information contained in this Form C-AR is true, correct, and complete in all material respects to the best of the issuer's knowledge and belief.

Principal Executive Officer: Viral Sheth Title: Chief Executive Officer
Date: 2026-07-20

Filed on behalf of: Neurosom, Inc.
